# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PicoCELA Inc., CIK 0002018462
CUSIP: 71989C109
Title of class of securities: American Depositary Shares
Address of issuer's principal executive offices: 2-34-5 Ningyocho, SANOS Building, Nihonb, Tokyo, Japan (M0), 103-0013
Date of event which requires filing of this statement: 01/16/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068546

## Reporting persons
- EXEO Group Inc.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 1,727,820; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,727,820 (7% of the class)

## Item 1. Issuer
Name of issuer: PicoCELA Inc.
Address of issuer's principal executive offices: 2-34-5 Ningyocho, SANOS Building, Nihonbashi, Chuo-ku Tokyo, M0, 103-0013

## Item 2. Person Filing
Name of person filing: Exeo Group Inc.
Address of principal business office or, if none, residence: 29-20 Shibuya 3-chome, Shibuya-ku Tokyo 150-0002, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,727,820
Percent of class: 7.00
Sole power to vote or to direct the vote: 1,727,820
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EXEO Group Inc.: /s/ Funabashi Tetsuya, Funabashi Tetsuya, President & CEO (05/15/2025)